F O R M  4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
[ ]  Check this box if                                 OMB APPROVAL
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                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940
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1.Name and Address of    2.Issuer Name and Ticker    6.Relationship of Reporting
  Reporting Person*        or Trading Symbol           Person to Issuer (check
                                                       all Applicable)
                          Diversified Corporate
                          Resources, Inc. (HIR)

Dillard                       M.    Ted                                July 1998         X  Director  ___ 10% Owner
---------------------------------------  -----------------------    -----------------   ---
     (Last)                (First)  (MI)    3.IRS or Soc.Sec.No.       4.Statement for   X  Officer           Other
                                                                                        ---               ---
                                              of Reporting Person        Month/Year     (Give title   (specify below)
                                              (Voluntary)                               below)

12801 No. Central Expressway, Suite 350                                                 President and Secretary
---------------------------------------------------------                               -------------------------------
     (Street)                                                        ----------------
                                                                       5.If Amendment,      7.Individual or Joint/Group
                                                                         Date of Original     Filing (Check Applicable
Dallas                   TX             75243                            (Month/Year)
--------------------------------------------------------
Line)
     (City)                (State)          (Zip)
                                                                                               X  Form filed by One
                                                                                              ---
                                                                                              Reporting Person

                                                                                                  Form filed by More
                                                                                               ---
                                                                                              than One Reporting Person

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 Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
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1. Title of Security                        2. Transaction             3. Transaction       4. Security Acquired (A)
     (Inst.3)                                  Date                       Code                 or Disposed of (D)
                                               (Month/                    (Instr.8)            (Inst.3, 4 & 5)
                                               Day/Yr)                    _________________________________________
                                                                                                          (A)
                                                                          Code    V            Amount     (D)  Price

Common Stock                                  07/17/98                     M                52,500         A   $2.50
-----------------------------------------  -------------------          ------- -----  ----------------  ----  ---------

Common Stock                                  07/17/98                     M                31,500         A   $4.00
-----------------------------------------  -------------------          ------- -----  ----------------  ----  ---------

Common Stock                                  07/17/98                     F                 7,500         D   $11 15/16
-----------------------------------------  -------------------          ------- -----  ----------------  ----  ---------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  ---------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  ---------



5.  Amount of Securities                    6.  Ownership Form                          7.  Nature of Indirect
     Beneficially Owned at                      Direct (D) or                               Beneficial Ownership
     at End of Month                            Indirect (I)                                (Inst. 4)
     (Inst. 3 & 4)

                                                     D
---------------------------------------      ------------------------------             -----------------------------
                                                     D
---------------------------------------      ------------------------------             -----------------------------
     134,000                                         D
---------------------------------------      ------------------------------             -----------------------------

---------------------------------------      ------------------------------             -----------------------------


Reminder: Report on a separate line for each class securities owned directly or indirectly. *If the form is filed by more than one reporting person, see
Instruction 4(b)(v).                                                      Page 1

Page 2

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             Table II - Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible security)
--------------------------------------------------------------------------------
1. Title of                                   2. Conversion            3. Transaction            4. Transaction
   Derivative                                    or Exercise              Date (Month              Code
   Security                                      Price of                 (Day/Year)               (Instr. 8)
   (Instr.3)                                     Derivative
                                                 Security                                           Code   V
Employee Stock Option Agreement
(Right to Buy)                                       $2.50                07/17/98                    M
------------------------------------------     --------------------    ----------------          ---------------
Employee Stock Option Agreement
(Right to Buy)                                       $4.00                07/17/98                    M
------------------------------------------     --------------------    ----------------          ---------------

------------------------------------------     --------------------    ----------------          ---------------

------------------------------------------     --------------------    ----------------          ---------------

------------------------------------------     --------------------    ----------------          ---------------

------------------------------------------     --------------------    ----------------          ---------------



5.  Number of Derivative                    6. Date Exercisable                 7.  Title & Amount of
     Securities Acquired                       & Expiration Date                    Underlying Securities
     (A) or Disposed of (D)                    (Mon./Day/Year)                      (Inst. 3 & 4)
     (Instr. 3, 4 & 5)

-------------------------------------------------------------------------------------------------------------------
       (A)             (D)                  Date          Expiration                 Title        Amount or number
                                            Exercisable   Date                                    of Shares

                      52,500                    (1)      12/31/2001             Common Stock          52,500
-----------------  -----------------        ------------ --------------         --------------    -----------------

                      31,500                    (1)       12/31/2001            Common Stock          31,500
-----------------  -----------------        ------------  -------------         --------------    -----------------

-----------------  -----------------        ------------  -------------         --------------    -----------------

-----------------  -----------------        ------------  -------------         --------------    -----------------





8. Price of Derivative     9. Number of Derivative Securities     10. Ownership Form of       11. Nature of Indirect
   Security (Inst.5)          Beneficially Owned at end of            Derivative Security         Beneficial
                              Month (Instr. 4)                        Direct (D) or               Ownership (Instr.4)
                                                                      Indirect (I) (Instr.4)

                                                                                D
-----------------------    -----------------------------------    --------------------------  ------------------------
                                    21,000                                      D
-----------------------    -----------------------------------    --------------------------  ------------------------

-----------------------    -----------------------------------    --------------------------  ------------------------

-----------------------    -----------------------------------    --------------------------  ------------------------

Explanation of Responses

(1) The vesting schedule for these options is as follows: 52,500 shares as of December 31, 1996; 31,500 shares as of December 31, 1997; and 21,000 shares as of December 31, 1998.



                                                                                /s/ M. Ted Dillard
**Intentional misstatements or omissions of facts constitute Federal            ------------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  **Signature of Reporting Person  Date


Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMD Number.

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